SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of September, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

Table of Documents Filed

Page
1.	Press release entitled, “Notice Regarding the Granting of Stock Options in the Form of Stock Acquisition Rights” made public on September 22, 2005.

2.	Press release entitled, “Investment in First Railway Leasing Company in China” made public on September 22, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: September 26, 2005	By	/s/ Yukio Yanase
Yukio Yanase Director Deputy President ORIX Corporation

September 22, 2005

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Translation of Japanese Documents Filed with the Tokyo Stock Exchange

Re:	Notice Regarding the Granting of Stock Options in the Form of Stock Acquisition Rights

Today, a Representative Executive Officer of ORIX Corporation (the “Company”) approved the details for the granting of stock options in the form of stock acquisition rights based on the proposal that was approved at the 42nd Ordinary General Meeting of Shareholders of the Company held on June 21, 2005 and pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan.

1. Issue Date of Stock Acquisition Rights

September 22, 2005.

2. Type and Number of Shares to Be Issued Upon Exercise of Stock Acquisition Rights

477,400 shares of common stock of the Company.

3. Total Number of Stock Acquisition Rights to Be Issued

4,774 (100 shares will be issued upon exercise of one (1) stock acquisition right).

4. Issue Price of Stock Acquisition Rights

None.

5. Amount to Be Paid upon Exercise of Stock Acquisition Rights

1,955,000 yen per one (1) stock acquisition right

19,550 yen per one (1) share

Since the average of the closing price (with fractional amounts of less than one yen to be rounded up to one yen) of the shares of common stock of the Company traded on the Tokyo Stock Exchange on each of the 30 trading days (excluding the days on which no shares were traded) commencing from the 45th trading date preceding the date on which the resolution to issue stock acquisition rights is passed (September 22, 2005) was less than the closing price today, the amount to be paid upon exercise of stock acquisition rights per share (the “Exercise Price”) is equal to the closing price of the shares of the Company’s common stock today.

6. Total Issue Price of New Shares if Shares Are Newly Issued Upon Exercise of Stock Acquisition Rights

9,333,170,000 yen

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7. Exercise Period of Stock Acquisition Rights

From June 22, 2007 to June 21, 2015.

8. Terms for Exercising Stock Acquisition Rights

(1)	When a holder of the stock acquisition rights loses his or her position as a director, an executive officer, a corporate auditor or an employee of the Company, its subsidiaries or its affiliates, such holder may exercise his or her stock acquisition rights within one (1) year after his or her loss of such position, however, such exercise shall be made no later than June 21, 2015.

(2)	Other terms for exercise of the stock acquisition rights shall be stipulated in an agreement between the Company and the holder of the stock acquisition rights.

9. Issue Price of New Shares Not to Be Accounted for as Capital when Shares Are Newly Issued Upon Exercise of the Stock Acquisition Rights

9,775 yen per share

10. Reasons for and Terms of Cancellation of Stock Acquisition Rights

(1)	If a holder with stock acquisition rights no longer satisfies any of the terms of stock acquisition rights provided for in 8. above, the stock acquisition rights may be cancelled at no cost to the Company.

(2)	In the event the Company becomes the non-surviving company of a merger, becomes a company to be demerged by demerger, or becomes a wholly-owned subsidiary due to a share-swap or share-transfer, and the stock acquisition rights are not succeeded by a surviving company, newly established company, succeeding company or wholly-owning parent company, then the stock acquisition rights may be cancelled at no cost to the Company.

(3)	If a holder with stock acquisition rights relinquishes a part of or entire stock acquisition rights, then the stock acquisition rights may be cancelled at no cost to the Company.

11. Transfer of Stock Acquisition Rights

Approval of the Board of Directors of the Company is required in order to assign stock acquisition rights.

12. Holders of Stock Acquisition Rights

The stock acquisition rights shall be granted to a total of 1,191 persons, including directors, executive officers, corporate auditors and employees of the Company, its subsidiaries and its affiliates.

(Reference)

(1)	The date of the resolution of the meeting of the Board of Directors, which approved the proposal to be made to the Annual General Meeting of Shareholders, was April 26, 2005.

(2)	The date of the resolution of the Annual General Meeting of Shareholders was June 21, 2005.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

—end—

September 22, 2005

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Investment in First Railway Leasing Company in China

Tokyo, Japan –September 22, 2005– ORIX Corporation, today announced that it has agreed to make an equity investment in a leasing company, China Railway Leasing Co., Ltd. (CRLC), which is presently being established by the China Railway Materials & Supplies Corporation (CRMSC) (100% capitalized by the State-owned Assets Supervision and Administration Commission (SASAC)). The investment in CRLC is scheduled for sometime during December 2005.

CRLC (Headquarters: Putong, Shanghai), which is the first leasing company in China to specialize in the railway sector, will offer direct financing leases and operating leases for railway cars, control devises and maintenance equipment to the China Ministry of Railways. CRLC will be capitalized at approximately US$20 million (approximately ¥2.2 billion) with CRMSC holding an equity interest of 75%, and the ORIX Group 25%. The Board shall consist of six directors, two of which, including one Vice Chairman, shall be nominated by the ORIX Group.

With the rapid growth of the Chinese economy, enhancement of railway transport is one of the most important polices in the government’s schedule. Plans are in place for extending the railway network (from 73,000 km as of December 31, 2003 to 100,000 km by the year 2020), promoting electrification and double-track lines, and establishing a rapid railway network as outlined in the 10th five-year plan adopted in March 2001. Total investment is expected to reach RMB$2 trillion (Approximately ¥26 trillion; annually ¥1.3 trillion).

CRLC will begin operations by focusing on providing direct financing leases and operating leases for railway cars and railway-related equipment in order to meet the needs for diversifying funding sources of the China Ministry of Railways. In the future, the scope of CRLC’s operations is expected to include the development of housing and cities along the railway, car rentals located at stations, and railway car test runs.

ORIX’s partner, CRMSC separated from the China Ministry of Railways in 2004 and was established as a general trading company. Presently, CRMSC boasts the fourth highest sales in China in the commercial trade field for a large-scale state-run enterprise under SASAC. ORIX was chosen as the only foreign partner due to its high degree of specialization in the field of financial services focusing on leasing and its expansion of diversified operations both in Japan and throughout the world, as well as its experience and achievements in China.

ORIX hopes to contribute to the development of the railway business in China and the Chinese economy by utilizing the ORIX Group’s vast financial expertise and services.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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